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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 7)*

                       WATERHOUSE INVESTOR SERVICES, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  941547 10 1
                                 (CUSIP Number)

                          LAWRENCE M. WATERHOUSE, JR.
                       WATERHOUSE INVESTOR SERVICES, INC.
                   100 WALL STREET, NEW YORK, NEW YORK 10005
                        TELEPHONE NUMBER (212) 806-3500
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                               DECEMBER 31, 1994
                                 (Date of Event
                    which requires filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


         ----------------------------
         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)





                              Page 1 of 7 pages
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                                   SCHEDULE
CUSIP No. 941547 10 1                13D                Page 2 of 7 pages


   1.        NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             LAWRENCE M. WATERHOUSE, JR.

   2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                      (a) / /
                                      (b) / /

   3.        SEC USE ONLY


   4.        SOURCE OF FUNDS*

             BK, PF, OO

   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /

   6.        CITIZENSHIP OR PLACE OF ORGANIZATION

             U.S.A.


                            7.      SOLE VOTING POWER:
         NUMBER OF
                                         2,665,309

          SHARES            8.      SHARED VOTING POWER:

       BENEFICIALLY                         63,089
         OWNED BY

           EACH             9.      SOLE DISPOSITIVE POWER:
         REPORTING
          PERSON                         1,219,109

                            10.     SHARED DISPOSITIVE POWER:
           WITH
                                            63,089

  11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  2,728,398

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!






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                                                               Page 3 of 7 Pages



  12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES  / /

  13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             29.8%

  14.       TYPE OF REPORTING PERSON*

            IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!






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                                                               Page 4 of 7 pages


ITEM 1.  SECURITY AND ISSUER.

         Common Stock, par value $.01 per share of

         Waterhouse Investor Services, Inc. (the "Company")
         100 Wall Street
         New York, New York 10005

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) Name:  Lawrence M. Waterhouse, Jr.

         (b) Business Address:

                 Waterhouse Investor Services, Inc.
                 100 Wall Street
                 New York, New York 10005

         (c) Occupation: Chairman and President of Waterhouse Investor Services, Inc., a discount brokerage firm located at 100 Wall Street, New York, New York 10005

         (d) No convictions in criminal proceedings in the last five years.

         (e) During the last five years, Mr. Waterhouse was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Citizenship: United States of America

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Lawrence M. Waterhouse, Jr., the reporting person, is a trustee of the Company's Employee Stock Ownership Plan and Trust ("ESOP") and a member of the Company committee administering the ESOP and has shared power to direct the vote of the unallocated shares held by the ESOP and to direct the disposition of such shares. The ESOP held $1,275,000 principal amount of 6% Convertible Subordinated Notes of the Company convertible into 43,589 shares of Common Stock, and 19,500 shares of Common Stock of the Company.

         On November 3, 1994,stock was allocated to ESOP participants for the fiscal year ended August 31,1993 in accordance with its terms. Mr. Waterhouse was allocated an aggregate of 1,936.6 shares of Common Stock.





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                                                               Page 5 of 7 pages


ITEM 4.  PURPOSE OF TRANSACTION.

         Not applicable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Lawrence M. Waterhouse, Jr. is the beneficial owner of 2,728,398 shares (29.8%) of the Common Stock of the Company. As noted in Item 5(b) below, however, Mr. Waterhouse disclaims beneficial ownership of 1,507,681 shares (16.1%) of Common Stock owned by Marjorie
W. Waterhouse, members of his immediate family and the ESOP.

         (b)  Number of shares as to which the reporting person has:

              (i) sole power to vote or direct the vote: 2,665,309 shares, which includes 1,016,797 shares owned directly, including 67,312 allocated to Mr. Waterhouse under the ESOP, and 1,507,681 shares owned by Marjorie J. McGahran and members of his immediate family.

              (ii) shared power to vote or direct the vote: 43,589 unallocated shares issuable upon conversion of $1,275,000 principal amount of 6% Convertible Subordinated Notes which are convertible by the holder held by the ESOP of which the reporting person is a trustee and a member of the Company committee administering the ESOP. Mr. Waterhouse disclaims beneficial ownership of such shares.

              (iii) sole power to dispose or to direct the disposition of:
              1,016,797 shares owned directly, which includes 67,312 shares allocated to Mr. Waterhouse under the ESOP, but excludes 1,507,681 shares owned by Marjorie J. McGahran and members of his immediate family, 19,500 unallocated shares and 43,589 unallocated shares issuable upon conversion of 6% Convertible Subordinated Notes held by ESOP.

              (iv)  shared power to dispose or direct the disposition of:
              19,500 unallocated shares and 43,589 unallocated shares issuable upon conversion of 1,275,000 million principal amount of 6% Convertible Subordinated Notes which are convertible by the holder held by the ESOP of which the reporting person is a trustee and a member of the Company committee administering the ESOP. Mr. Waterhouse disclaims beneficial ownership of such shares.






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                                                               Page 6 of 7 pages


                 Kenneth I. Coco is the other trustee of the ESOP and the other member of the Company committee administering the ESOP and shares power to vote and to direct the disposition of the ESOP shares held in trust. Item 2 information with respect to Mr. Coco is as follows:

                          (a) Name:                     Kenneth I. Coco

                          (b) Business Address:         Waterhouse Investor
                                                          Services, Inc.
                                                        100 Wall Street
                                                        New York, NY  10005




                          (c) Occupation:               Senior Vice President
                                                        Waterhouse Investor
                                                          Services, Inc.
                                                        100 Wall Street
                                                        New York, NY  10005

                          (d) Mr. Coco has not been convicted in a criminal
proceeding in the last five years.

                          (e) During the last five years, Mr. Coco was not a
party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                          (f) Citizenship:  United States of America


                 (c) On November 3, 1994, stock was allocated to ESOP participants for the fiscal year ended August 31, 1994 in accordance with its terms and Mr. Waterhouse received an aggregate of 1,936.6 shares of Common Stock.

                 On November 1, 1994, the ESOP purchased 3,000 shares at $15,625 per share; on November 8, 1994, the ESOP purchased 3,800 shares at $15,625 per share; on December 29, 1994, the ESOP purchased 5,000 shares at $12.00 per share. On December 28, 1994, the ESOP purchased $150,000 principal amount of its 6% Convertible Subordinated Notes convertible into 5,128 shares of Common Stock at a price of $67,875. All such transactions were effected in the open market.






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                                                               Page 7 of 7 pages


        (d) The other trustee of the ESOP shares the power to direct the receipt of the proceeds of the sale of the shares.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Mr. Waterhouse is one of two members of the Company committee administering the ESOP pursuant to which he shares power to direct the vote of the unallocated shares held by the ESOP and one of two trustees of the ESOP under which he shares powers to direct the disposition of the unallocated shares of the ESOP. There are no other contracts, arrangements, understanding or relationships with respect to the securities of the issuer with which the reporting person is aware.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        None.



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and accurate.


Lawrence M. Waterhouse, Jr.                                         2/10/95
- ---------------------------                                         --------
Lawrence M. Waterhouse, Jr.                                           Date